News Release
TSX:RMX | NYSE Amex:RBY December 16, 2009

Rubicon Provides year end F2 Gold System update, Red Lake, Ontario
-Continuity of the F2 Zone developing to the Northeast-

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE-AMEX) is pleased to provide a year end update of results from its 100%-owned Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District of Ontario. New results continue to expand the F2 Gold System, where 96,500 metres of drilling have been completed to date (see news releases since March 12, 2008 and www.rubiconminerals.com for details). The current drill program is testing a 1200-metre by 1600-metre target area, and is referred to as the ‘9X drill plan’. Significant new results are summarized below and all new results are presented in Table 1 and Figures 1 and 2.

Northeastern Area

•
Significant gold mineralization intersected from four new drill holes focused in the northeastern Target Area 4 include:  2.06 oz/t gold over 2.0 feet (70.7 g/t gold over 0.6 metre) in drill hole 122-32; 1.33 oz/t gold over 3.3 feet (45.5 g/t gold over 1.0 metre) from drill hole 122-29; 0.31 oz/t gold over 9.8 feet (10.7 g/t gold over 3.0 metres), including 0.87 oz/t gold over 3.0 feet (29.7 g/t gold over 0.9 metre) in drill hole 122-19; and 0.15 oz/t gold over 17.6 feet (5.2 g/t gold over 5.4 metres), including 0.75 oz/t gold over 2.1 feet (25.7 g/t gold over 0.7 metre in drill hole F2-81.  The gold-bearing geology can now be correlated over 400 metres to the northeast from initial F2 Zone discovery in the centre of Target Area 1. This implies considerable lateral and depth potential to outline a new zone to the northeast of the F2 Zone which remains open along strike and to depth.

•
Within the northeast part of Target Area 1, new high-grade gold intercepts included 2.03 oz/t gold over 3.3 feet (69.5 g/t gold over 1.0 metre) and 1.02 oz/t gold over 3.3 feet (35.1 g/t gold over 1.0 metre) and 0.57 oz/t gold over 4.9 feet (19.5 g/t gold over 1.5 metres) including 0.80 oz/t gold over 3.3 feet (27.4 g/t gold over 1.0 metre) from hole 122-24.

Southwestern Area, including the122-10 Zone

•
Drilling to the southwest in Target Area 1, from hole 122-21 includes significant intercept 0.22 oz/t gold over 29.5 feet (7.4 g/t gold over 9.0 metres) including high-grade of 1.13 oz/t gold over 3.9 feet (38.6 g/t gold over 1.2 metres) further expanding the discovery core zone of Target Area 1.

•
Infill results reported in this release continue to expand the mineralization of the 122-10 Zone (see Table 1 and Figures 1 and 2). The 122-10 Zone is named for the drill hole first reported from this zone on September 14, 2009 (see also news release dated October 22, 2009 for subsequent results).  The 122-10 Zone now extends over 430 metres vertically and 106 metres along strike.  Drill plans for the new year will continue to test this emerging gold zone.

“2009 has been a year of significant progress at the F2 Zone. We have established that the F2 Gold System is of significant size and remains open for expansion with the discovery of new zones. In 2010, we will commence our aggressive 158,000 metre drill program that is designed to expand the current known limits of the system and provide detailed drilling information of internal areas and potential new zones identified for follow-up. We wish to thank all of our employees and contractors for their efforts in making 2009 both a successful and safe year as we look forward to the exciting 2010 programs.” said David Adamson, President and CEO.

Table 1: Assay Results

Hole		Depth to centre of intercept (m)	Gold (g/t)	Metres	Gold (oz/t)	Feet
122-14	**	335	3.9	8.3	0.11	27.1
122-18		134	14.8	1.0	0.43	3.3
122-19		381	10.7	3.0	0.31	9.8
incl.		381	29.7	0.9	0.87	3.0
122-19		397	5.8	2.5	0.17	8.2
122-20		Abandoned
122-21		347	7.4	9.0	0.22	29.5
incl.		348	38.6	1.2	1.13	3.9
122-21		390	3.0	4.0	0.09	13.1
122-21		464	4.0	6.0	0.12	19.7
122-22		249	18.4	1.0	0.54	3.3
122-24		461	11.3	1.0	0.33	3.3
122-24		474	69.5	1.0	2.03	3.3
122-24		502	3.0	7.2	0.09	23.6
122-24		546	19.5	1.5	0.57	4.9
incl.		546	27.4	1.0	0.80	3.3
122-24		552	35.1	1.0	1.02	3.3
122-25		Anomalous
122-26		No significant assays
122-27		No significant assays
122-28		135	3.2	6.0	0.09	19.7
incl.		136	12.7	1.0	0.37	3.3
122-29		277	3.6	3.0	0.11	9.8
122-29		293	45.5	1.0	1.33	3.3
122-32		440	70.7	0.6	2.06	2.0
F2-79		Anomalous
F2-80		550	3.2	5.3	0.09	17.4
F2-80		487	12.9	3.0	0.38	9.8
incl.*		486	61.0	0.5	1.05	1.6
F2-80		723	11.1	2.0	0.32	6.6
F2-80		819	5.0	2.0	0.15	6.6
F2-80-W2		706	3.4	4.0	0.10	13.1
F2-81		290	5.2	5.4	0.15	17.6
incl.		292	25.7	0.7	0.75	2.1
F2-81		341	3.6	5.0	0.10	16.4

Holes with the prefix ‘122’ were drilled from underground; all other holes are drilled from surface. Assays are uncut. Results satisfy the following criteria: >10.0 gram gold x metre product and >3.0 g/t gold.  A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com.
*Previously released intercept (see News Release October 22, 2009) now part of an expanded interval of new results this news release
** this assay replaces the previously reported interval (Nov 19, 2009) of 4.5 g/t gold over 8.3 metres which was reported in error.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 21.5% of the issued shares of the Company.

RUBICON MINERALS CORPORATION

"David W. Adamson"

President & CEO

Figure 2: Composite Long Section Looking Northwest and 9X Target Area Outlines

SW
NE
Mine Shaft
0 m
Lake Surface
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
122-18
14.8 / 1.0
122-22
18.4 / 1.0
122-21
7.4 / 9.0
Incl 38.6 / 1.2
122-21
3.0 / 4.0
122-28
3.2 / 6.0
Incl 12.7 / 1.0
F2-80
12.9 / 3.0
122-14
3.9 / 8.3
122-29
3.6 / 3.0
122-29
45.5 / 1.0
F2-81
5.2 / 5.4
Incl 25.7 / 0.7
F2-81
3.6 / 5.0
122-19
10.7 / 3.0
Incl 29.7 / 0.9
122-24
11.3 / 1.0
122-19
5.8 / 2.5
122-21
4.0 / 6.0
F2-80
3.2 / 5.3
122-24
69.5 / 1.0
122-32
70.7 / 0.6
122-24
3.0 / 7.2
F2-80-W2
3.4 / 4.0
F2-80
11.1 / 2.0
122-24
19.5 / 1.5
Incl 27.4 / 1.0
F2-80
5.0 / 2.0
122-24
35.1 / 1.0
1
2
3
4
5
6
7
8
9
Gold Assay Results
New Results
Greater than 30g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
F2-63
14.2 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres

All data points on this figure satisfy the following cut off criteria: >10.0 gram * metre product and >3.0g/t gold.

Assaying and Qualified Person
Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs in this release were supervised by Terry Bursey, P.Geo. Regional Manager for Rubicon and the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”) .  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues.  In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Zone are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 Zone has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary,  market conditions and general business, economic, competitive, political and social conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

PR09-25                                                     For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
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